2025 REPORT

Lettuce Grow


Watch the video
LETTUCE GROW

LETTER

Dear investors,

Investors can support by introducing us to retail buyers and category managers interested in innovative food and wellness products, corporate sustainability leaders, education systems, and institutions interested in scalable food-growing solutions, as well as strategic and aligned investors interested in supporting inventory build and retail expansion. We also welcome introductions to partners who can help expand distribution and awareness of Lettuce Grow.

Sincerely,

Jacob Pechenik

Founder & CEO

Gregory Campbell

CTO

How did we do this year?

REPORT CARD

B+

☺ The Good

Expanded retail with Costco through roadshows and online/in-warehouse placements, introducing our platform to a broad new audience.

Launched new products (Counterstand, Glow Lamp, accessories), creating more accessible entry points for new households

Achieved our strongest new customer growth since 2022, driven by increased awareness and retail exposure.

☹ The Bad

Capital constraints limited marketing scale, slowing the pace at which we could acquire new customers despite strong demand signals.

Working capital constraints limited inventory build, restricting how quickly we could expand retail distribution.

Supply chain volatility, including tariffs and shipping cost increases, created margin pressure during the year.

2025 At a Glance

January 1 to December 31


$$$$

$7,349,407 **+1%**
Revenue



-$1,908,061
Net Loss


IOU!

$1,970,794 **+23%**
Short Term Debt



$1,938,204
Raised in 2025



$325,598
Cash on Hand
As of 02/27/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$7,267,330
$7,349,407



-$1,947,696
-$1,908,061
2024
2025

Net Margin: -26% **Gross Margin:** 46% **Return on Assets:** -55% **Earnings per Share:** -$0.25

Revenue per Employee: $918,676 **Cash to Assets:** 12% **Revenue to Receivables:** 44,356 **Debt Ratio:** 290%

LG_2025_Balance_Sheet.pdf Lettuce_Grow_P_L_2025.pdf StatementofCashFlows.pdf

We ❤ Our 1,086 Investors

Thank You For Believing In Us

David Wright
Carissa Daniels
Govind Ventures
Ana Karime Bichsel
Lorena Sennett Kirkendall
Shubh Jain
Creative Kings Holdings...
Wee Khen Lai
Miroslava Lindova
Charles Hardesty
Michael Lucas
Saurabh Jain
Douglas Beuerman
Thomas Tucker
Jonathan Bailey
James Castellano
Karlton Brown
Joseph Treviño
Carline Louis-Jacques
Ruth Kerr
Niv Maramreddy
Nobuhiro Fukaya
Arjun Joseph Dhir
John S Gregg
David Knight
Rob Sieh
Alicia Starkey
Soumik Das
Alan Fitzgerald
Melanie Freeman
Sarah Luu
N Divya Datla
Larry D. Carter
Kaija Matiss
Mariella Pfeiffer
Ziyad Alami
Kent Garman
M E ORourke
Timothy Bailey
Colin O'Neil
Christy B
William Rietkerk
Meghan Sicola
Jerry Eisenband
Luis Magistocchi
Wanda Stakley
Jeff Ferris
Jennifer Bisignano
Geoff Wolinetz
Sanchalita chatterjee
Jacob Shea
Julie Dojillo
Richard Nitkiewicz
Helena Powell
Md Pham
Kimberlynn Heller
Grace Almeida
Jodi Richard
David Strawn
Connie Harvey
Babatunde Binuyo
Moonshot DisruptX
David Van Osdol
Chris Weisel
Melissa Craven
Nikkisha Maragh MSN,RN
George Sadler
Greg Prokop
Ximena Querol
Toni Sutherland
Herman Venter
Tomes Toyama
S B
Karen Jean Kwan
Brad Burmeister
Zena Brown
Gus Mestousis
Benita Yanora
Scott Cracknell
Woodty Buxton
LD Freeman
Gealon Thomas
Mohit Goenka
Melvin W. Won
Debby Allen
Tracey Lambele
Jeannie Benner
C J Tighe
Brittney Danielle
Raman Adaikkalavan
William Pentler
Ryan Murphy
Alexander Sung
Jasiel Moreno
Joe Schulte
Terry Bergstedt
Ed Strasbourger
Brian Williams
Arun Kumar Srisailapathi
John Roberson
Kim Nadel
Ricardo Silva
Desiree Morton
Vijay Nathan
James OBrien
Samantha Friend
Andre Porter
Kamalesh Nayudu
Julie Wendholt
Runi Ratnam
Larry Holsey
Benjamin Carter
Rokhsan Taherpour
Keegan Killian
Regina Key
Nina Lamb
Sandra Daniels
Manny Rosillo
Debbie Kimball
Shalanda Gordon-Robinson
Chris O'Brien
Saleem AlSuliman
Kamy Ford
Zeke Zelker
Amit Nahata
Amarkanth Ranganamayna
Julie Lawless
Brett C Lovelady
Rick Wayne
LaNell H
Rodney Thomas
Fred Smith
Robert Avallone
Anisha Malik
Herbert Hirsch
Katina Washington
Wj Wergeles
Holly Mosher

Arthur Kieffer
Will Freeman
J Gil
Jennifer WATTERS
Deanna Marie Raymond
Corey Cook
Julie Bastis
Ian Gale
Laura Barnum
Richelle Scott
Rachael Novak
Katrina Radke
Caryn Balot
Don Viola
Stu Eisler
Beth Bradley
Marcia L. Bennett
Albert C Lee
Meredith Verrochi
Melinda Smale
Molly O'Rourke
Michael Baker
Cynthia Wilson
Vicki Intara
Nikhil Goyal
Veronica Fadden
Kirk Hornbaker
Deborah McMakin
Tania Godinez
Joseph Goins
Helena Cohee
Stephanie Snipes
Kaitlyn Hayes
Lora Menzel
Richard Torres
Catheryn Logan
Kenneth Dwyer
Diane Nauer
Lakme Shah (Lakme)
Nicole Brunson
Elizabeth Johnston
Venkat Varada
Rodger Marty
Spencer Crossland
Tricia John
Shellie Jarrett
Thomas Poole
Ashley Beasley
William Wollitz
Sarah Kleckner
Teesa Roberts
Vincent Stap
Jennifer Spangler
Wendy Denham
Tiffany Halcomb
James Dunn
Laura M Logue
Sandy Cerna
Antoinette Fowler
Jorge Abich
Mary Liu
Rebecca Eby
Sherri Billings
Kevin Lee
Jared Plank
Jessica Valle
Aleksandra Milner
Corey Strohmeyer
Britta Wilson
Michelle Metzger
Vasy Peddycoart
Summer Cooke
C David Keith
Rj Rodgers
Fred Jacobsen
Michelle Varkey
Camila Azuero
Colleen Murphy
Michele Jayson
Ruby Montiel
Lynne Petrosino
Kelly JACKSON
Judy Moon
Natalie Chaves
Candace Huffman
Stacey Havener
Sebastian Eilert
Michelle Mattear
P S Mclean Jr
Evelyn Rodriguez
Mallory Bezler
Scott Paxton
Brian Lee
Dawn Chenette
Lesa Oloughlin
Megan Schadlich
Robyn Westfall
Connie Dowdy
Tamar Henson
Lois Goodman
Roxanne Russell
Allison Ballantyne
James M Viggiano
Susan Wojtaszek
Marshall Graves
Christopher Edmondson
Ellen M Postolowski
Robert Cobbs
D. Robin Newman
Tania Maxwell Clements
Amy Cahill
Dave Palmer
Mick Hall
Tedra McMillian
Steven Kong
Sara BERNARD
Keri Brumfield
Cynthia Perez
Ryan Joy
Jennifer Mockler
Charles Sellman
David Ayala
Casey Woolley
David Soendker
Cheryl Just
Logan McGill
April Campbell
Ramona Dent
Carlos Santiago
Angela Widler
Patrick Brown
Vincent Reiley
Ryan Sullivan
Dara Cote
Mahmoud Attia
Abigail Sandler
Barbara Sylvestre
Erin Morris
Lisa Jannone
Madison Miraglia
Victor Byun
Cassidy Cole
Venu Gopinath Nukavarapu
Arun Yeruva
Brittany Marquis
Andrea Johnson
Seper Dezfoli
Cynthia Harris
Rebecca Hudson
Shawn Mick
Lisa Carroll
Deborah Filipovitch
Sarah Mason
Bernard Ng
Lisa Gitelson
Heather Johnson
Danit Benzvi
Kim RACH-ANTONINI
Eric Zurlo
Linda S DUNLAP
Angela Smith
Kathy Ellis
Sandra Skare
Brandon Davis
Michele Boyd
David Johansson
Amy Jusic
Bill Murphy
Esther Frances
Mike Zoghby
Elizabeth Kalman
Carly Weitz
Karen Stanley
Mark B Hains
Todd Macaulay
Rosemary Bowlin
Scott Dysert
Karen Ferrari
Bibi Dhillonn
Amy Pincus
Kelly Gray
Theresa Mazzaro
Marjorie Tong
Holly Rice
William Kohl
Hitesh Bhatia
Jackie Mills
Kim Diane Hecht
Amanda Talmadge
Joseph Haas
Mark Bekemeier
Eddy Edelbroek
Jan Jahosky
Eric DiStasi
Dan Gerner
Leah Eberhardt
Rebekah Nguyen
Kristy Roberts
Gisele Rivera
JD Gu
Renee Marx
Sheri Clonts
Davina King
Lauren Graham
Van Tran
Pattie Sitar
Pat Waite
Margeaux Zwick
Candice Bunker
Tara De Crescente
Michelle Merrett
Tammy Smith
Fiona May
Deanna Morris
Beth S. C Hen
Sven Bergmann
James Brady
Mellissa Nguyen
Katherine Engel
Teddi Daniels
John P Romano
Askina Sharif
Cheryl Drane Skipworth
Miranda Spear
Judy Goodwin
Tracy Sharnsky
Trudy Goodman
Gabrielle V Pla
Scott Schaffer
Eleanor Sampson
Heather Smith
Jeni Stone
CLI Nton R MOREY
Relanda Hobbs
Christoph Heuermann
April L Mortensen
Mireille Baxter
Jenn Pugh
Alexandra Eichenholz
Remy Rodriguez
Barbara Smallwood
Mary Kay Hall
Sara Smollar
Debbie Spaulding
Andy Fox
Sanford Zeigler
Jose Quiles
Rob Schorzman
Victoria Conley
John D'Abreo
Stephen Erickson
Shawn Li
Reset Recess
Samuel Schwartz
Pradeep Mohan
Dina Nahmias
Elizabeth Poell
Linda Colfax
Anthony Scavone
Debbie Pryse
Victoria Sawula
Sarah Veloz
Philip Junior D. Yu
James Young
Erin Jaffe-Wright
Kotra Ajir
Melanie Martin
Benjamin Bessler
Christina And Ted...
Benjamin Savu
Brooks Bostic
Whitney Gilbert-Clarkson
Courtney McNamara
David Cohen
Jada Bailey
A Babul
John Carioto
Ellen Rebecca Salonsky
Joe B
Jade Sehbat
Scott F Tallarida
Matthew Diamond
Reed Davis
Stephanie Green
Zain Hasan
Tabitha Warren
Sandi Kier
Rachel Bell
Thomas Roden
Ammar ALbittar
Thomas Frederick
Jane S
Cathryn Wolf
Paula Firth
Chris Young
Sharon Hunter
Micheal Lin Doyle
Nikki Johnsen
Diana Wasneuski
Brennan Wingerter
Alex Van De Sande
Vivianna Inghilterra
Linda Lee
Jeff Bundy
Stephen Fulford
Willie Citrin
Russell Bolen
Willow Adkins Oberweger
M.J. Conaway
Kathy Hoel
Roger A Herres
Alicia O'Meara
Kristina Takeshita
Lisha Espinosa
Kristyn Ream
Marama Reichart
Diane Brownhill
Steph Trudell
Vishal Goyal
Mary Ann Dineen
Terri Barnett
Kristin Beinschroth
Cintia Addison
Courtney Bailey
James Berkel
Cade Buck
Ryan A Trupin
M S
Edward Kelly Medlock
Justin NOEL
Carolyn D
Mathew Mcgrane
Jacob Dewitz
Stan Shoemaker
Judson Traphagen
Cameron Collins
Christina Sligar
Sylvia Weldon
Jennifer Shepherd
Shauna Fields
Robert Verostek
Leslie Mcknight
David Kroll
Chris Wade
Gina Rodriguez
Catherine Golladay
Jim Maurer
Juliette Williamson
Ali O'Brien
Deirdre James
Bess Romagna
David Parker
Rebecca Tillery
Quentin Tyler Monte
Amanda Heaney
Prakash Bhambhani
Julie Stephens
Janel Davies
Seychel Kinney
Stuart Seigel
Marlayna Glynn
Laura Rose Tellez
Natalie Givans
Gina De Lucia Sethre
Gloria ROGERS
Holly McNutt
Kathlyn Thatcher
Julia T Frank
Cheryl Capps
Cusa Holloway
Barbara Presley
Lori Tufts
Arthur Hird
Fran Nedić
Elizabeth Stretton
Jessica Risner
Andrea Milne
Samantha Rogers
Deana Bitter
Ashley Kelemen
Terri Jean Evans
L Morris
Christina Wells
Kristoffer Barcarse
Linda H Lindgren
Carla Harding
Joseph Mita
Emily McCrea
Erik Mestre
Gwendolyn Pincomb
Trinity Teller-Mendoza
Susan Hobgood
Susie Adriance
Daniel Kurland
Jen Maher
Robert Fletcher
Diamaris Marte
Eamon Ford
Tamlyn Berry
Michael DOMINGUEZ
Mai Murray
Gilberto Alvarez Sr.
Matt M
Edward J Davalle
Rajesh Namile
William Horwitz
Kerry Thornhill
G. Ryan Bitter
Pat Martimucci
Jess Reinhardt
Brittany Monger
Lisa Lindvall
Miranda Haymon
Matthew Shahinian
Isabel Arvelo
Luke Jernejcic
Jennifer Ahmadian
Jeremy Acheson
Derik Mills
Mari Reeves
Anne Kellogg
Brooke Lange
Angie Oestreich
Karen Lyn
Breana Leiva
Melissa Land

Garrett Thompson
Carrie Wheeler
Andrea Everett
Meredith Prawdzik
Joshua Bush
Su Bin Lee
Susan Willis
Gina De Felice
John Crouch
Carrie Speth
Sona Desai
Victoria Oliver
Tracy M Mannon
Heather MacGregor
Peter Contardo
Martin Brown
Laurie Foerster
Amy Lamb
Lynn Beattie
Lindsay M
Barbara Hayes
Amanda Ibarra
La Shaun Shaw
Liz S
David Spohr
Lori L Tingley Smith
Anna French
Kenneth Denton
Cassadee Lissner
Brian Bailie
Wynette Mockler
Megan Obertone
Linda Pieper
Emily Englund
Brian Hatch
Joshua Knowles
Sarah Davis
Ed Boyd
Chelsea McIntyre
Ann Frazier
Tara L Fowler
Sherrie Martin
Gabriela Calhoun
Anna Richer
Brian Smith
Jared Gosnell
Bradley Russell
Holly Gottlieb
Tim And Shana Rose
Frances DeLuca
Kyle Molloy
Brandon Plaster
Steven Kruss
Shanay Shah
Anne Wanzenberg
Amanda Campagna
Kelly Huffman
Joseph Edward Clark
Stacey Gurley
Jeffrey A Irwin
Kara Watts
Christina E Lamport
Dean Hayek
Paula Middlebrooks
Debra Jenny
Jaclyn Engler
Andrew D Corkin
Gloria Shepherd MCCOY
Gina Stary
Lauri Hammon
Clark Grilliot
T Rohleder

Naomi Hong
Brian Swette
Ronald Knueppel
Jody Schmidt
Ruchelle ESTACIO
David Simon
Lori Martin
Stephen G Federowicz
Brian Rubenstein
Sheri Lozano
Seth Fishman
Gurvinder Dhol
Krista Hansen
Carly Costanza
Kelley Mansanares
Lisa Hammond
Laura Maslon
Amanda Riccardi
Thais Torres
Donald Lee Montgomery Jr
Stavroula Fotiou
Gregory Spinello
Scott Klein
Stephanie Kimak
Mary Reeves
Veronica Singh
Randall B McCrory
Kobi Zaken
Fabrice Ginnette Mejia
Jacqueline Dwan
Tessa Guillory
Jeff Taylor
Rob Bohn
Dianna Marsh
Ed Langmaid
Karen Rizkalla
Aaron Jobes
Eric Kirkendall
Lindsey Parkhurst
Sarah Sheets
Jessica Hoban
Jennilyn Young
Candice Kisely
Shoshanna Chagall Gung...
Michelle DeWitt
Jasmyne Peterson
Glennetta Johnson
Stacey Bachrach
Lindsie Avendano
Thomas Lines
Leonard Babbitt
Paula Waxman
Christina Bowen
Adam Ferrary
Trichelle Campbell
Debra Spear
Karen Heil
Noelle Hofmann
Mitchell R. Smith
Olatunji Oyefuga
C Swlo
Michelle Giampaolo
Lauren Graves
Brandi Lansing
Gladys De Leon
Connie Foley
Brian Harrison
Yasmin Sohrawardy
Susan Kiley
Tauzett Pritchard
Mary Ann Merollis
Chris Marco

Margaret Baer
Nancy E Lands
Zachary Hobbs
Shishir Shroff
R EB Ecca YAMADA
Erin Zinkhan
Nicole Sexton
David PENSKY
Valerie Finn
Rejane Kocemba
Eileen York
David Shahan
Melissa Von ITTER
Oreoluwa Adeniji
Andrea Hess
Jennifer G
Lisa Rubino
Jill Sadler
Janice Cheung
Melissa PELTON
Rebecca Walker
Sherri Andrews
Karen Carlson
Michael Kuzian
Chelsea Brown
Nicky Tenpas
Mary E Wubker
Alice Kay Lloyd
Jeff Burke
Stefanie Printz
Monalisa Harris
Patricia E. Stromberg
Patricia Janes
Timothy Clayton
Marilyn E Prince
Alexandra Hess
Russell Kiskamp
Syeeta McKelvie
Craig Helfrich
Laurent Ren
Jose Machuca
Tacia Coleman
Digital Grammy
Brian Lemke
Kelly And Aaron Hiester
William Heutmaker
Brian Madden
Martha Baxter
Lajoya Juniel
Joseph Illig
Abraham Varghese
Alex Shender
Barbara Lindquist
Melanie Myers
Francine Vo
Kim Archer
Nan Allen
Shashwat Bhatia
Valine Zeigler
Alexandra Hader
Marybeth Patten
Mark Pugerude
Ramakrishna Kempaiah
Garland Carr
Sue Sheldon
Claire Mann
Britt Fletcher
Larry Rodriguez
Justin Quinn
Katrina Anderson
Asian Brown
Laura Welch

Mustizan Mustapa
Sarah Hussain
Philippe Pultar
Nathan Harms
Joshua Roark
Sarah Clingo
Jared G
Eric Wendt
Shane Bailey
Brenda Mahar
Amos Fegley
Daniel Gerner
Myrlene Bernier
Ken Mankoff
Anika Garcia
Donna Winges
Jacquelyn Sinatra
Pamela Owen
Heather Oakes Entrekin
Virginia Keeter
Lydia F
Lisa Savage
Rohan Shah
Eleanor Lovinfosse
Loretta Ann Casey
Whitney Douglas
Linda Davis
Warren Taranow
Michelle J Sorensen
Michael Arnold
Brad Sherman
Elizabeth S Frohlking
Crystal Hawley
Margot Tishler
Greg Ferrell
Umberto Valentini
Lisa Sweeney
Germana De Falco
Courtney Riel Owens
Eric Horstick
Chris Finer
Heather Hanlon
Geovanna Guerra
Robert Trovato
Amy Keller
Chrisdon Hall
Judy Lathrop
Eva Green Horizons LLC
Bill Tattersall
Haitham Khoja
Shiny Liu
Breanne Gilligan
Cary Hamar
Sarah Fiorino
Brent Messina
Melissa Moran
Brett Hillhouse
Amanda Gill
Kimberly Jones
Dennis O'Neil
Charly Wilhelm
Michele Fifer
Polly Kaiser
Cindy Patterson
Kristen Bleyman
Jerris Brown
Peter Pietrangeli
Dustin Hansen
Peter Kaltenbach
Pip Tompkin
Bill Kennedy
Matthew Emerson

Michael Dean
Brenda Kierscht
James Jenkins
Stacie Yawata Family Trust
Jarrod Denton
Kimberly SHEARER
Nicholas Golinvaux
Veronika Worth
Patrick Linskey
Dr. Penny Tootle
Mary Varkey
Sarah Solver Standring
Loreen Aleman
James W. Coquat
Holly Mata
Rowena Robinson
Christa Teevan
Mary Ann Heenehan
Stacey KIM
Tricia Simmons
Pamela Ristau
Phyllis Bernier
Iyunna Walker
Mary Jane Derex-Crames
Anne Marie DeFreest
Ruby B Hernandez
Scott Whitlock
T Hastings
Kathy Gotliffe
Marshall Winslow
Ashley Wilson
Amy Boss
Catherine Matyas
Nadim Amiry
Tara Smith
Goziam Okolie
Kristen Lewis
Rachael Tucker
Kathy Decker
Neelan Choksi
Michelle Chou
Patricia Navarro
Patrick Goeman
Angeline Park
Alexandra Zablotsky
Karen Hall
Simone Reid
Christopher Hall
Sheri Laine
H W
Senthamizhan Panneer...
Rob Warmka
Deborah L. Vassar
Jaimee Tuft
Everett Griffiths
Gentiana Quni
Skanth Ganesan
Cindi Rhule
Robynne Gant
Lynn A Folkman
Ladan Nz
Lisa Traynor
Karen Villanueva
Heather R Witthoft
Kristen Loftus
Patricia H Cirelli
Hugh Fitzsimons IV
Tricia Vesey
Kelsey Olinger
Seth Tenpenny
Roxanne Vinciquarra
Kevin A Watson

Jennifer Wilder
Heather Jeanne Allen
Amy Hover
Emily Dawn McDaid
Shazia Sohrawardy
Jeff Robinson
Christine Ruiz
Tamar Halpern
Melissa L
Samantha Milner
Carol Stoops
Marcel McCrea
Diana Bell
Kass S
Tuesday Ann Siao
Andrea Wade
JoAnna Gerwe
Thomas Hand
Robert Bentkowski
Giovanna Fournier
Kasey Catlett
Nicole Barnett
Jamie Fletcher
Kristen Barnett
Jennifer Blessman
Lara Conley
Jennifer Getch
Leila Cunningham
Kim Burt
Denise Epp
Maria S
Robert E Frohlking
Frances E Wetula
David Oglesby
Shauna Cheung
Cassandra Grau
Joel Swift
Linda Sizer
Chloe Johnston-Brown
Kat Fox
Jacob Kitson
Chelsey Calhoun
Philippa Norman
Tehila Schwartz
Juanita Robbins
Dan Pennington
Cam Puckett
Dan Leffelman
Lynn Yopp
Alicia Sahm
Gabrielle Serrano
Haley Reed
Lauren Baird
Philip Tsai
Davey Miller
Jennifer Underwood
Eric J SCHRADER
Becky Hilburn
Nyira Pynto
Kathryn Donbrock
Hoda Ali
Anna Pang
Christal Rons
Chris Mc
Heidi Walz
Chrystie T. Nguyen
Daniel P Wiener
Jenna A
Michael Kaufman
Matthew Morford
Cristina Chou
Chris Snelling

Allison Werner
Brandi Pollard
Tim Tessalone
Ashley Saverson
Sarah Guyer
Lisa Hackner
Esteban Garcia
Scott Wells
Eva Combs
Diane Ross
Adam Riegel
Lenora Hume
Vandhana Ramamoorthy
Katherine Scribner
Amber Chia
Erica Farnsworth
Barbara Mientus
Maurisa Baumann
Diane Jacobson
Angela Buchan
David Boone Jr
Margarita J
Jarrett Oney
Mini Antony
Cecilia Perez
Deep Patel
Joseph Civin
Leah Hartman Gallaway
Wesley Strange
Michael Cioffi
Jason Bower
Elizabeth Hemphill-Burns
L I

Thank You!

From the Lettuce Grow Team



Jacob Pechenik

Founder & CEO

Serial entrepreneur. Co-founded TechTrader & YellowJacket Software (grew to $1T in trading volume; acquired by Intercontinental Exchange NYSE:ICE). Financed & produced 34 films (Jobs, Oscar nominated Before Midnight...



Greg Campbell

Founder & CTO

Tech genius. Co-founded 4 companies w/Jacob Pechenik: TechTrader (grew team to 40 engineers), YellowJacket, The Farm Project, Lettuce Grow. VP Technology at SolarMetric (acquired by BEA / Oracle). MIT Electrical...



Zooey Deschanel

Founder & Brand Ambassador

Actress, musician, entrepreneur. Co-founded

Actress, musician, entrepreneur. Co-founded HelloGiggles (acquired by Time, Inc.). Launched Merryfield app to make healthier food more affordable. Former host of Attn:'s "Your Food's Roots". Won 3 Golden Globes &...



Pip Tompkin

Chief Design Officer

Design leader. Red Dot, iF, Core77, Industrial Design Society of America awards. Former brand advisor to Twitter, Microsoft, Nokia. Rebranded...

Details

The Board of Directors

Director	Occupation	Joined
Jacob Shea	Venture Capitalist @ Structure Capital	2021
Jacob Pechenik	CEO @ Lettuce Grow	2017
Gregory Campbell	CTO @ Lettuce Grow	2023

Officers

Officer	Title	Joined
Gregory Campbell	CTO	2017
Jacob Pechenik	CEO	2017

Voting Power

Holder	Securities Held	Voting Power
Jacob Pechenik	4,950,000 Common Stock	63.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2019	$3,637,033		Section 4(a)(2)
05/2019	$1,300,000	Safe	Section 4(a)(2)
05/2019	$1,000,000	Safe	Other
02/2020	$825,000	Safe	Section 4(a)(2)
05/2020	$250,000	Safe	Section 4(a)(2)
09/2020	$25,000	Safe	Section 4(a)(2)
11/2020	$50,000	Safe	Section 4(a)(2)
11/2020	$900,000	Safe	Other
11/2020	$2,455,000	Safe	Section 4(a)(2)
08/2021	$4,000,000		Section 4(a)(2)
12/2021	$5,935,322	Preferred Stock	Section 4(a)(2)
09/2022	$300,000	Safe	Other
09/2023	$5,225,000	Safe	Section 4(a)(2)
09/2023	$500,000	Safe	Section 4(a)(2)
09/2023	$100,000	Safe	Section 4(a)(2)
02/2024	$600,000	Safe	Section 4(a)(2)
07/2024	$250,000		Section 4(a)(2)
08/2024	$250,000		Section 4(a)(2)
11/2024	$100,000	Safe	Section 4(a)(2)
03/2025	$125,000	Safe	Regulation D, Rule 506(c)
04/2025	$1,813,204		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Jacob Pechenik ?	01/28/2019	$3,637,033	$3,637,033 ?	4.0%	01/31/2026	
Venture Lending & Leasing IX, Inc ?	08/26/2021	$4,000,000	$2,266,063 ?	12.0%	06/01/2026	Yes
Sister of Jacob Pechenik ?	07/30/2024	$250,000	$250,000 ?	10.0%		Yes
?	08/26/2024	$250,000	$250,000 ?	10.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A 1 Preferred	284,034	284,034	Yes
Series A 2 Preferred	2,282	2,282	Yes
Series A 3 Preferred	102,270	102,270	Yes

Series A 4 Preferred	558,308	558,308	Yes
Series A Preferred	359,743	204,521	Yes
Common	9,061,714	6,621,097	Yes

Warrants:	15
Options:	805

Form C Risks:

Historically we have been a D2C/e-commerce business. A large portion of our future upside is based on successfully marketing, fulfilling, and delivering in the retail channel. There is a risk that adding this new channel will not be as successful as anticipated, which may impact future revenues and profitability.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Economic Downturns: During periods of economic downturn, consumers may reduce spending on non-essential goods, including premium or specialty food products like those offered by Lettuce Grow.

Market Competition: The D2C food industry is competitive, with many players offering similar products. Lettuce Grow may face challenges in differentiating its products and maintaining market share against well-established competitors or new entrants.

Perishable Inventory: As a food brand selling perishable goods, Lettuce Grow faces risks related to the spoilage of inventory, leading to potential losses if demand fluctuates or logistical issues arise.

Seedling Cultivation Lettuce Grow relies on a consistent yield of viable, healthy seedlings. Disruptions in growing conditions or yield due to weather, greenhouse issues, or other challenges could impact product availability and customer satisfaction.

Supply Chain Disruptions: Lettuce Grow relies on third-party suppliers for materials and components. Disruptions in the supply chain could lead to delays in product manufacturing, which may affect customer satisfaction and revenue generation.

Scalability and Operational Efficiency: Expanding the business to serve more customers requires efficient operational management. Any delays or inefficiencies in scaling operations, logistics, or customer service may negatively impact profitability.

Dependence on Recurring Purchases: Lettuce Grow relies on recurring purchases of seedlings and nutrients. If customers do not continue to make regular purchases after their initial system purchase, revenue growth may be limited.

Price Sensitivity: Consumers may be sensitive to price changes, especially in a competitive market. Any increase in costs, whether due to inflation, supply chain issues, or other factors, may need to be passed on to customers, potentially leading to decreased sales.

Consumer Preferences and Trends: Lettuce Grow's business depends on consumer preferences for sustainable, fresh produce. Any shift in consumer preferences away from fresh produce or an increased focus on alternative food sources could impact demand for Lettuce Grow's products.

Insufficient Capital for Growth: The company may require additional funding beyond the current raise to achieve its growth targets. If Lettuce Grow is unable to secure future financing, it may be forced to slow expansion plans, which could limit its ability to achieve profitability.

Compliance with D2C Laws: Selling directly to consumers involves adhering to various consumer protection and privacy laws. Non-compliance with these regulations, including data protection laws, could expose the company to legal risks.

Food Safety Regulations: As a food brand, Lettuce Grow must comply with strict food safety and health regulations. Failure to meet these standards could result in fines, recalls, or damage to the brand's reputation.

Environmental Regulations: Lettuce Grow may also be subject to environmental regulations related to its production, packaging, and distribution processes. Non-compliance could lead to legal penalties or increased operational costs.

Revenue Growth Uncertainty: As a growth-stage company, Lettuce Grow's financial success is not guaranteed. There is a risk that the company may not be able to achieve or sustain profitability, leading to potential operational disruptions or reduced shareholder value.

E-Commerce Platform Vulnerabilities: As a D2C brand relying on an online platform, Lettuce Grow is exposed to risks related to website performance, cybersecurity, and data breaches. A major breach could damage the company's reputation and customer trust.

Customer Acquisition: High customer acquisition costs through digital marketing and other online platforms may negatively impact profitability if the company cannot scale customer growth effectively or reduce per-customer acquisition costs. Changes in algorithms, advertising costs, or restrictions on data usage could impact its ability to attract new customers.

Dependence on Product Performance: Lettuce Grow's success heavily depends on the performance of its plants and hardware. Any defects or performance issues in the hydroponic systems or seedlings could damage the company's reputation and lead to product recalls or customer dissatisfaction.

Logistics and Delivery Issues: As Lettuce Grow expands its customer base, logistical challenges such as increased shipping costs, inventory availability, delays, or damages during delivery could increase expenses and reduce customer satisfaction.

Retail Shelf Space Competition: Competition for prime shelf space in retail stores is intense, and larger, more established brands may have an advantage. This could result in less visibility for the company's products, affecting sales.

Inventory and Supply Chain Disruptions: Maintaining inventory levels that meet retail demand while preventing overproduction is challenging. Supply chain issues, such as delays in sourcing materials or distribution, could lead to stockouts or excess inventory, impacting retailer relationships.

Retailer Pricing Pressure: Retailers often exert significant influence on pricing. Pressure to reduce prices to meet retailer demands could affect margins, making it challenging to maintain profitability while scaling

Dependence on Key Retail Partners: The company may rely heavily on a few key retail partners to distribute its products. Any disruption or termination of these relationships could significantly impact sales and distribution channels.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⓘ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. ⓘ

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business

information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Farm Project, PBC

Delaware Public Benefit Corporation
Organized March 2017
8 employees
13748 Saticoy Street
Van Nuys CA 91402 lettucegrow.com

Business Description

Refer to the Lettuce Grow profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lettuce Grow is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less